November 1, 2013

VIA EDGAR

United States Securities and Exchange Commission

Washington, D.C. 20549

Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant

Division of Corporate Finance

Re:	Jazz Pharmaceuticals plc

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 26, 2013

Form 10-Q for the Quarterly Period Ended June 30, 2013

Filed August 6, 2013

Form 8-K dated August 6, 2013

Filed August 6, 2013

File No. 001-33500

Dear Mr. Rosenberg:

On behalf of Jazz Pharmaceuticals plc (the “Company”), this letter is being transmitted to inform the staff of the Securities and Exchange Commission (the “Staff”) that the Company intends to respond to the Staff’s letter dated October 22, 2013 with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2013 and the Company’s Form 8-K dated August 6, 2013, no later than November 15, 2013.

Please do not hesitate to contact the undersigned at (650) 496-2654 if you have any questions or would like additional information regarding this matter.

Sincerely,

/s/ Karen J. Wilson
Karen J. Wilson
Senior Vice President, Finance and Principal Accounting Officer
Jazz Pharmaceuticals plc

cc:	Suzanne Sawochka Hooper, Jazz Pharmaceuticals plc

Valerie Pierce, Jazz Pharmaceuticals plc

Chadwick Mills, Cooley LLP